Resolution Accepting Board Member Resignation and
              Appointment of New Board Member to the Board of
               Directors of Window Rock Capital Corporation


The Board of Directors of Window Rock Capital Corporation hereby resolves to accept the resignation of Mr. Jie Jack Guo from the Board of Directors of Window Rock Capital Corporation and appoint Miss Xuan Teresa Zheng to the Board of Directors of Window Rock Capital Corporation to replace Mr. Guo.


Dated Friday, August 19, 2005.

				By: /s/ Charles R. Shirley
				Charles R. Shirley, Chairman



				By: /s/ Steven Fung
				Steven Fung



				By: /s/ Brian R. collins
				Brian R. Collins



				By: /s/ J
				Joseph Curci